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                                     EXHIBIT 20.1

                                    PRESS RELEASE
                               (Dated October 1, 1997)


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FLOW INTERNATIONAL COMPLETES SALE OF ACCESS AND SERVICES UNITS

    KENT, WA - October 1, 1997 -- Flow International Corporation (NASDAQ:FLOW) today announced it has closed the sale of its Access and Services divisions to SafeWorks, LLC.
    "The sale of the Access and Services businesses refocuses FLOW on its core technology, ultrahigh-pressure systems," said Ronald W. Tarrant, FLOW's chairman, president and CEO. "We believe our core technology has the greatest potential for growth, and we are pursuing new applications for UHP technology aggressively.
    "Under the terms of the agreement, FLOW will receive total consideration of approximately $40 million in cash and the assumption of liabilities. FLOW also will continue to manufacture product for SafeWorks for up to two years," Tarrant said. "In addition, we believe we can reduce annual corporate expenses by approximately $1.8 million." In fiscal 1997, the Access and Services businesses contributed 33% of FLOW's total revenue and 30% of total gross profit.
    "The investment banking firm of Dain Bosworth served as financial advisor to Flow in connection with the transaction, developed the valuation for the businesses, and helped structure the sale. The agreement meets all of our criteria," Tarrant continued.
    "During the fourth quarter of fiscal 1997, the company recorded a $9 million restructuring charge associated with the divestiture. However, based upon further review of the assets and liabilities of the Access and Services businesses, and potential future obligations, we believe an additional $4.9 million charge related to the sale of the businesses is warranted. Prior analysis did not reveal this requirement. The company expects to record this charge as an adjustment to first quarter earnings," said Stephen D. Reichenbach, executive vice president and CFO.
    Flow International Corporation is the world leader in the development and manufacture of ultrahigh-pressure waterjet technology for advanced commercial applications, and a leading provider of robotics and assembly equipment.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release looking forward in time involve risks and uncertainties, including risks associated with finalizing the transactions, regulatory changes, and other risk factors detailed in the Company's Securities and Exchange Commission filings.